UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138498

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Grab-led Digibank Consortium Selected to Receive Malaysia Digital Banking Licence

On April 29, 2022, Grab Holdings Limited announced that GXS Bank Pte. Ltd., its digital bank joint venture with Singtel, and a consortium of Malaysian investors including Kuok Brothers Sdn. Bhd have been selected to receive a full digital banking licence in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions. The press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Grab-led digibank consortium selected to receive Malaysia digital banking licence, dated April 29, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

Date: April 29, 2022	By:	/s/ Christopher Betts
Name: Christopher Betts
Title: General Counsel